SUITE 2000 • 1600 WEST END AVENUE • NASHVILLE, TENNESSEE 37203 • 615.726.5600 • bakerdonelson.com

Tonya Mitchem Grindon, Shareholder
Direct Dial: 615.726.5607
Direct Fax: 615.744.5607
E-Mail Address: tgrindon@bakerdonelson.com

August 15, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Vanessa Robertson
Tracie Mariner

	Re:	Cumberland Pharmaceuticals Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-33637

To whom it may concern:

This letter is submitted on behalf of Cumberland Pharmaceuticals Inc. (the “Company”) in response to the comment letter (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 4, 2025, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), filed with the Commission on March 7, 2025.
For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development, page 68
Comment:
1.Please provide revised disclosure to be included in future filings to break out research and development expenses by clinical program or by indication. For amounts that are not tracked by program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • NEW JERSEY NORTH CAROLINA • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

US Securities and Exchange Commission

August 15, 2025

Response:

The Company respectfully advises the Staff that it does not track all its research and development costs by program given that it incurs expenses in support of both its portfolio of commercial brands and its growing pipeline of new product candidates. The Company manages its research and development efforts dynamically, taking into account activities needed to support and expand its commercial brands, as well as those involved in its efforts to develop new product candidates that address unmet medical needs.  These activities include product formulation, preclinical testing, clinical studies, data analysis, pharmacovigilance and regulatory submissions.

The Company is able to accurately track research and development expenses by certain expense categories. The Company can identify and provide information by external and internal costs. The Company’s external research and development expenses primarily consist of expenses for clinical development, regulatory and others including research activities and non-clinical studies. The Company’s internal research and development expenses primarily consist of personnel-related costs, including salaries, bonuses, benefits, payroll taxes and stock-based compensation for employees engaged in research and development functions.

The Company respectfully advises the Staff that the Company will include, beginning with its third quarter 2025 and all future filings, disclosures consistent with the table set forth below and provide a break down by nature or type of research and development expenses incurred (specifically, internal development costs and external development costs), which the Company will reconcile to total research and development expense on the Statements of Operations. The Company intends to include a similar table to that set forth below in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K on a prospective basis, beginning with its Form 10-Q for the quarter ended September 30, 2025. Such a table will be included in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Months Three Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
External R&D Expenses
Clinical Development	$		$
Regulatory Expenses
Other External
Subtotal - external expenses	$		$
Internal R&D Expenses
Personnel costs	$		$
Other Internal
Subtotal - internal expenses	$		$
Total R&D expenses	$		$

US Securities and Exchange Commission

August 15, 2025

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies, page F-10
Comment:

2.Please confirm that you will provide the segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07, in your future filings. Refer to ASC 280-10-50- 20 for single reportable segment entity requirements.
Response:

The Company acknowledges the Staff’s comment and will expand its operating segment disclosure to include the title of the chief operation decision maker (CODM) and provide a table summarizing select financial information of the Company’s single operating segment, as set forth below under “Operating Segments.”

The Company would propose to include this additional information in future applicable filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, to include all disclosures required by ASC 280-10-50, as amended by ASU 2023-07.

Operating Segments

The Company has one reportable segment which is specialty pharmaceutical products. The Company's chief operating decision maker (“CODM”) is its chief executive officer. The CODM uses consolidated, single segment financial information for purposes of evaluating performance, planning and forecasting future period financial results, and allocating resources. The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the consolidated statement of operations as net income or loss. The measure of segment assets is reported on the consolidated balance sheet as total assets.

The following table summarizes selected financial information of the Company’s single operating segment for the three and nine months ended September 30, 2025 and 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net revenues	$		$
Costs and expenses:
Cost of products sold	$		$
Selling and marketing
Research and development
General and administrative
Amortization
Segment operating expenses	$		$
Operating income (loss)	$		$
Interest income

US Securities and Exchange Commission

August 15, 2025

Interest expense
Net income (loss)	$	$

    If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon

cc:
A.J. Kazimi, Chief Executive Officer
John M. Hamm, Chief Financial Officer